UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42445

Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Interim Results for the Six Months Ended March 31, 2026

The unaudited consolidated financial statements as of March 31, 2026 and for the six months period then ended (the “Interim Results”) of Leishen Energy Holding Co., Ltd., an exempted company incorporated in the Cayman Islands (“Leishen Cayman”) and its subsidiaries (collectively, the “Company”) is furnished as Exhibit 99.1 to this current report on Form 6-K (this “Report”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The management’s discussion and analysis of financial condition and results of operations for the Company’s Interim Results is furnished as Exhibit 99.2 to this Report.

Forward-Looking Statements

Statements in this Report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by Leishen Cayman with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Incorporation By Reference

This Report is hereby incorporated by reference into the registration statement of Leishen Cayman on Form F-3 (File No. 333-296613), to be a part thereof from the date on which this Report is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leishen Energy Holding Co., Ltd.

Date: September 14, 2026	By:	/s/ Zhiping Yu
	Name:	Zhiping Yu
	Title:	Chief Financial Officer

3

Exhibit Index

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2026
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended March 31, 2026
101. INS	Inline XBRL Instance Document.
101. SCH	Inline XBRL Taxonomy Extension Schema Document.
101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101. DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

4